November 4, 2004

VIA EDGAR AND FACSIMILE

Mr. Daniel Gordon
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Kensey Nash Corporation
         Form 10-K for the Fiscal Year Ended June 30, 2004
         File No. 000-27120

Dear Mr. Gordon:

We are in receipt of your letter dated October 21, 2004 and would like to provide responses to the comments therein as follows.

COMMENT #1:

      Item 6. Selected Financial Data - Page 20

      In the future filings please revise to include footnotes to your selected financial data table disclosing any matters that materially affect comparability across the years presented.

      See Item 301 of Regulation S-K.

Company Response to Comment #1:

      In all future 10-K filings, Kensey Nash will, where necessary, incorporate footnotes to our Selected Financial Data table to disclose any matters that materially affect comparability across the years presented, as required under Item 301 of Regulation S-K.

COMMENT #2:

      Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

      Overview - Page 21

      In future filings, please consider focusing your discussion in the "Overview" section of MD&A to address the following:

          o the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition;

          o further insight into material opportunities, challenges and risks; and

          o a business analysis of the company's approach to specific challenges and opportunities that lie ahead.

      Refer to SEC Release Nos. 33-8350, 34-48960, and FR-72.

Company Response to Comment #2:

      While we believe we have addressed the most important themes and other significant matters within the Overview section of our MD&A, in all future filings, we will reevaluate our discussion to ensure that it is a thorough overview. We will also add further insight into material opportunities, challenges and risks of the Company as well as a business analysis of management's approach to these opportunities and challenges.

COMMENT #3:

      Financial Statements

      Consolidated Balance Sheets - Page F-2

      We note that accrued expenses comprise approximately 68% of total current liabilities. In future filings, please state separately, in the balance sheet or in a note, any item, included in accrued liabilities, which is in excess of 5 percent of total current liabilities in accordance with Regulation S-X Article 5-02(20).

Company Response to Comment #3:

      In all future filings, the Company will state separately, either in the balance sheet or in the notes to the financial statements, any item included within accrued liabilities which is in excess of 5% of the total current liabilities figure presented on the face of the financial statements.

COMMENT #4:

      Financial Statements

      Note 1. Summary of Significant Accounting Policies; Inventory - Page F-8

      We noted there does not appear to be an allowance for obsolete or slow moving inventory. Tell us and disclose in future filings management's policy for reviewing inventory for obsolescence and the related accounting for items identified as slow moving or obsolete.

Company Response to Comment #4:

      The Company does perform an evaluation of inventory balances for impairment related to obsolete or slow moving items. Such evaluation resulted in adjustments to inventory of $43,215 and $86,637, at June 30, 2004 and 2003, respectively, immaterial to the inventory balance and the financial statements taken as a whole. We described our methodology for evaluation of inventory balances for impairment within the Critical Accounting Policies section of the MD&A (page 22) as follows:

         "Adjustments to inventory are made at the individual part level for estimated excess, obsolescence or impaired balances, to reflect inventory at the lower of cost or market. Factors influencing these adjustments include: changes in demand, rapid technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality concerns. Revisions to these adjustments would be required if any of these factors differ from our estimates."

      In all future filings, we will include this description of management's policy for the review of inventory for obsolescence in the footnotes to the financial statements.

COMMENT #5:

Financial Statements

Revenue Recognition - Page F-9

      We note that the company combines all of the biomaterials and TriActiv System sales as "net sales" on the consolidated statements of income. However, it is not clear what these sales are net of (i.e. returns, discounts, etc.). Please tell us and clarify in future filings.

Company Response to Comment #5:

     The Net Sales line item of the income statement is net of our sales returns allowance and discounts. The Company manufactures custom medical products for its customers which are subject to return only for failure to meet customer specifications. The Company only offers discounts on its TriActiv sales in Europe.

     At June 30, 2004 our allowance for sales returns and discounts was $50,219 (.01% of sales, immaterial to the annual sales figure). We will revise future filings to include disclosure of the definition of net sales, as well as the amount of our allowance for sales returns and discounts, if material.

COMMENT #6:

Financial Statements

Revenue Recognition - Page F-9

     We noted that you record amounts received under various grants as research and development revenue. Please supplementally explain why you have recorded such amounts as revenue and cite the accounting literature on which you relied. In addition, please expand your discussion to address SFAS 68 and any obligations you have related to these grants.

Company Response to Comment #6:

      We record our receipts under our government grants as revenue due to the nature of the terms of the contracts. All grants that have been recorded on this line item in the income statements of Kensey Nash Corporation have been government programs under which the government (National Institute for Standards and Technology; Advanced Technology Program and the National Institute of Health) funds the research of high risk, enabling technologies. Kensey Nash Corporation has entered into three such programs dating back to September 1999. The program reflected in the income statement for fiscal year 2004 is an award for the research of a synthetic vascular graft and expired in September of 2004.

      The only objective of our contracts with the government (referred to as "awards") is to support the development of our novel technologies within the U.S. There is no repayment feature or any obligation of the Company to repay any amounts received under these programs. The Company essentially exchanges research and development services for the funds received from the government. The Company is obligated to perform the research and development to which we committed in the initial application for and approval of the grant and to make the results of such research available to the U.S. government.

      SFAS 68, Research and Development Arrangements, refers contractual arrangements under which the enterprise receiving the funds is contractually obligated to repay the amounts at some time in the future. There are no such features to our grants with the government. In addition, the SCOPE section of SFAS 68 states that the reporting of government-sponsored research and development is not addressed within SFAS 68.

COMMENT #7:

Financial Statements

Note 9. Consulting Contracts - Page F-15

      We noted that the company issued stock options to non-employees on two occasions, October 2002 and July 2003. Supplementally, please explain why you recorded a prepaid asset rather than accrue the expense as the services were provided and expense the related amounts over the vesting period of the options. For reference see paragraphs 92-95 of SFAS 123.

Company Response to Comment #7:

      The options issued to non-employees of Kensey Nash Corporation represent consulting arrangements under which the non-employees were granted options to purchase the Company's stock in exchange for consulting services to be performed over a future period. The options were issued at the fair market value on the date of grant. The periods of future service were five years and two years. Paragraphs 92 - 95 of SFAS 123, while entitled "Prepaid Compensation" refer almost entirely to options granted to employees of the Company. However, an excerpt from paragraph 93 reads:

       "....unlike most other amounts paid to suppliers before services are performed, the proposed prepaid compensation for non-vested stock-based employee compensation did not meet the definition of an asset in paragraph 25 of Concepts Statement 6, which defines asset as "probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events". Prepaid fees for legal services, consulting services, insurance services, and the like represent probable future economic benefits that are controlled by the entity because the other party to the transaction has entered into a contract to provide services to earn the fees. The service provider is not entitled to walk away from its obligation to render the services that are the subject of the contract by merely foregoing collection of the fee for services not rendered."

      From this paragraph, we interpret that a contract for consulting services to be performed over a future period of time, whether paid in cash or equity, should be classified as an asset. The asset should then be expensed over the period during which the services are to be provided (as called for by the contracts).

COMMENT #8:

Financial Statements

Note 15. Restricted Stock - Page F-18

      Tell us and expand your disclosure in future fillings to address the following:

          o    Please further define the term "outside directors"

          o Clarify the plan under which these instruments were issued, we noted Footnote 15 states they were awarded under the Employee Plan, however, Footnote 14 states as of June 30, 2004, awards under the Employee Plan consist solely of stock options.

          o Also, supplementally explain how the company calculated the compensation expense related to the restricted stock issued in 2004. You disclose that the fair value of the shares granted equals $84,650. How was this amount determined?

Company Response to Comment #8:

          o The term "outside directors" refers to the non-employee members of our board of directors.

          o The shares were issued under the Employee Plan. Footnote 14 should have stated that awards under the plan as of June 30, 2004 consisted of both stock options and 11,580 shares of restricted stock.

          o There were a total of 11,580 shares granted in December of 2003. The shares vest in three equal annual increments, based upon the achievement of certain performance criteria and the continued service of the board member on each anniversary of the date of grant (December 3, 2003). The fair value of the shares that vested during fiscal 2004 was calculated as the number of shares multiplied by the fair value on the date of grant (3,860 shares multiplied by $21.93 or $84,650). The presentation of this data within the table in Footnote 15 implies that this is the fair value of all 11,580 shares granted, not the 3,860 shares that vested. The Company will revise the table in future filings to properly present this value.

          o In addition, the Company has realized that the proper accounting for these restricted shares would have used the fair value on the date the performance criteria were met or achievement was deemed "reasonably probable", not on the date of grant. The dates the performance criteria were met or deemed to be probable were January 29, 2004 and April 20, 2004 when the fair value of the shares was $26.74 and $27.09 per share, respectively. These values result in a total fair value calculation of $103,892
               (1,930 shares x $26.74 and 1,930 shares x $27.09). This results in a difference from our disclosed value of $19,242, which the company has deemed immaterial but will correct in future filings.

      The Company will modify all future filings to define the term "outside director", clarify the disclosure in Footnote 14 and revise the presentation of the fair value of shares in each fiscal period.

COMMENT #9:

Financial Statements

Note 16. Earnings Per Share - Page F-18

      In future filings provide the disclosures required by paragraph 40 (c) of SFAS 128.

Company Response to Comment #9:

      Paragraph 40 (c) of SFAS 128 calls for disclosure of all securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. If applicable, the Company will provide the disclosures required by paragraph 40 (c) of SFAS 128 in all future filings or state that there are no such securities.

In reference to all responses above, the Company is aware that:

          1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

          2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent applicable, all changes in disclosure in response to the staff comments will be complied with in future or amended filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934.

We believe this letter fully responds to your questions. However, if there are any further questions please contact me at (610) 594-7156 or at the address on record for Kensey Nash Corporation.

Sincerely,



Wendy F. DiCicco
Chief Financial Officer



cc:      Julie Sherman, U.S. Securities and Exchange Commission
         Martin James, U.S. Securities and Exchange Commission
         David R. Shevitz, Esq., Katten Muchin & Zavis
         J. David Viehman, Deloitte & Touche LLP
         Joseph W. Kaufmann, Kensey Nash Corporation